Vincent A. Vietti
Direct Dial:  (609) 896-4571
Internet Address:  vvietti@foxrothschild.com

May 23, 2008

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C.  20549
Attention:  Kaitlin Tillan

Re:	Mikros Systems Corporation
Form 10-KSB for the year ended December 31, 2007
Filed March 28, 2008
File No. 000-14801

Dear Ms. Tillan:

        We thank you for your comment letter dated May 9, 2008 (the “Comment Letter”) addressed to Mikros Systems Corporation (the “Company”).  The following is in response to the Staff’s Comment Letter  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.

Form 10-KSB for the year ended December 31, 2007

Financial Statements, page 32

Note 2.   Significant Accounting Policies, page 37

Revenue Recognition, Page 39

1.             Please tell us and in future filings disclose, consistent with paragraph 3.67 of the AICPA Audit and Accounting Guide for Federal Government Contractors, a description of the following accounting practices:

•	Basics for stating amounts related to contracts in progress (including practices with respect to accounting for indirect costs);

•	Methods of determining revenues and related costs (including the policies with respect to combining and segmenting contracts and the recognition of contract incentives);

•	Methods of measuring extent of progress toward completion (when the percentage-of-completion method is used); and

•	Specific criteria used to determine when a contract is substantially complete (when the completed-contract method is used).

The Company accounts for revenues derived from long-term development contracts in conformity with the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide, Audits of Federal Government Contracts, and the AICPA’s  Accounting Research Bulletin (ARB) 43 Government Contracts.

        The Company considers the nature of the individual underlying contract and the type of services provided in determining the proper accounting for a particular contract. The method is applied consistently to all contracts having similar characteristics.

•	Basis for stating amounts related to contracts in progress

The Company performs work on contracts principally related to research and/or development service-type efforts, or the contract is predominantly a development effort with few deliverable units. Currently, the principal customer is the Federal government.  The Company typically accounts for these contracts in accordance with Chapter 11, § A, paragraph 13 of ARB No. 43, Government Contracts.  The Company’s contracts are costs-plus-fixed fee contracts and it recognizes profits on the basis of partial performance, because, based on its experience, the circumstances are such that total profit can be estimated with reasonable accuracy and ultimate realization is reasonably assured.

The Company is responsible for purchases of materials and services from third parties, to employees for salaries and wages, and ordinarily uses its own facilities in carrying out its agreements. The Company’s position in many respects is that of an ordinary principal as described in paragraph 20 of Chapter 11 of ARB 43. In view of these facts and the desirability of indicating the volume of the Company’s activities, the Company believes that it is reasonable to include reimbursable costs as fees in revenues.

Revenues are recognized as costs are incurred and include estimated annual indirect costs and earned fees calculated on the basis of the relationship between costs incurred and total estimated costs at completion. Estimated indirect costs are adjusted to actual indirect costs at year-end, as necessary.

If at any the time the expected costs exceed the value of the contract, the loss is recognized immediately.

•	Method of determining revenue and related costs (including policies with respect to combining and segmenting contracts and the recognition of contract incentives)

Currently the Company’s sole customer is the Federal government. All work being performed is related to research and/or development contracts that have similar contractual terms and conditions. Thus there is no need to combine or segment those contracts.  In addition, none of the current contracts contain incentives.

•	Method of measuring extent of progress toward completion (when the percentage-of-completion method is used)

This is not applicable.  As noted above, revenues are recognized as costs are incurred and include estimated annual indirect costs and earned fee calculated on the basis of the relationship between costs incurred and total estimated costs at completion. Estimated indirect costs are adjusted to actual indirect costs at year-end, as necessary.

•	Specific criteria used to determine when a contract is substantially complete (when the completed-contract method is used)

This is not applicable.  As noted above, revenues are recognized as costs are incurred and include estimated annual indirect costs and earned fee calculated on the basis of the relationship between costs incurred and total estimated costs at completion. Estimated indirect costs are adjusted to actual indirect costs at year-end, as necessary.

2.             We note your disclosure related to R&D cost sharing arrangements with the federal government.  Please tell us and in future filings disclose, consistent with paragraph 3.56 – 3.57 of the AICPA Audit and Accounting Guide for Federal Government Contractors, sufficient information to enable financial statement users to assess the potential impact of future commitments upon your earnings and cash flows of current and future accounting periods.  Please include a discussion of the significant terms and conditions of the research and development arrangements (including estimated total contract expenditures and customer funding), a general description of the activities to be performed under the arrangement, any unusual contractual commitments or funding contingencies, and a description of the accounting policy for such research and development arrangements.  Please also include the net amount of research and development costs incurred for such arrangements and the amount of customer funding recorded as an offset to such costs for each period an income statement is presented.

The Company’s disclosure related to R&D cost-sharing arrangements with the Federal government was incorrect.  As indicated in the Company’s response to Comment 1, and as further set forth below, the contract work performed by the Company differs from R&D cost-sharing arrangements, in that:

•	The work being performed has been initiated and requested by the Federal government;

•	The Federal government is the sole source of the funds utilized to provide the product or perform the services requested;

•	The contracts require that a product or service meeting defined performance or design specifications be delivered; and

•	It is anticipated that the work will be completed within a specified budget and not exceed funding levels

Accordingly, the Company recognizes revenue by including both reimbursed costs and fees in the income statement as revenue.

As requested, the Company will include disclosure of the forgoing in its future filings.

Note 3.  Redeemable Series C Preferred Stock and Shareholder’s Equity, page 41

3.             Please disclose in future filings, consistent with paragraph 4 of SFAS 129, the pertinent rights and privileges of the various securities outstanding.

As requested, the Company will include disclosure of the forgoing in its future filings.

4.             In this regard, we note that in response to comment 5 in your response letter dated October 25, 2007 you stated that “the Company’s Series C Preferred Stock agreement requires redemption in the event of certain “organic changes” (as defined in the Certificate of Designation of Series C Preferred Stock) such as capital reorganizations, reclassifications, consolidation, merger, or sale of all or substantially all of the Company’s assets to another person.  The Company has historically interpreted this “organic change” to be outside of its control.”  Please include similar information in you disclosure in future filings.

As requested, the Company will include disclosure of the forgoing in its future filings.

Note 5.  Stock Options page 43

5.             In future filings please include a description of your share-based payment arrangements, including the general terms of awards under the arrangements, such as the requisite service periods and any other substantive conditions (including those related to vesting), the maximum contractual term of equity (or liability) share options or similar instruments, and the number of shares authorized for awards of equity share options or other equity instruments, consistent with paragraphs 64 and A240(a) of SFAS 123R.

As requested, the Company will include disclosure of the forgoing in its future filings.

The requested acknowledgement is attached hereto as Exhibit A.

We believe that we have adequately responded to the outstanding comments.  Please call me directly at (609) 896-4571 with any questions or additional comments.  Thank you.

Very truly yours,

FOX ROTHSCHILD LLP

By:	/s/ Vincent A. Vietti
Vincent A. Vietti

cc:	Mr. Thomas J. Meaney, President
Mikros Systems Corporation

Attachment A

May 23, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C. 20549
Attn:  Kaitlin Tillman

Re:	Mikros Systems Corporation
Form 10-KSB for the year ended December 31, 2007
Filed March 28, 2008
File No. 000-14801

Ladies and Gentlemen:

Pursuant to the Staff’s Comment Letter to Mikros Systems Corporation dated May 9, 2008, the Company has provided responses to Staff’s questions, and hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Mikros Systems Corporation

By:	/s/ Thomas J. Meaney
Thomas J. Meaney President